Exhibit 21.1

List of Subsidiaries

The following are significant subsidiaries of Aeries Technology, Inc. as of March 31, 2026 and the jurisdictions in which they are organized. The names of particular subsidiaries have been omitted because, considered in the aggregate as a single subsidiary, they would not constitute, as of the end of the fiscal year covered by this report, a “significant subsidiary” as that term is defined in Rule 1-02(w) of Regulation S-X under the Securities Exchange Act of 1934.

Subsidiary	Jurisdiction
Aeries Technology Group Business Accelerators Private Limited	India
ATG Business Solutions Private Limited	India
Stratus Technologies Private Limited	India
Aark Singapore Pte. Ltd.	Singapore
Aeries Technology Group Mexico S DE RL DE CV	Mexico